Exhibit 4.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE SUCH INFORMATION (I) IS NOT MATERIAL, (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED, AND (III) IS THE TYPE OF INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

MEDIROM Healthcare Technologies Inc.

1st Unsecured Convertible-Type Corporate Bonds with Share Options

PURCHASE AGREEMENT

This Purchase Agreement (hereinafter referred to as the "Agreement") was made and entered into as of December 9, 2022, by and between MEDIROM Healthcare Technologies Inc. (hereinafter referred to as the “Issuer”) and Kufu Company Inc. (hereinafter referred to as the “CB Holder”) with respect to 1st unsecured convertible-type corporate bonds with share options, JPY 500,000,000 of the value (hereinafter referred to as the "CBs"), which are projected to be issued by the Issuer and purchased by the CB Holder on December 28, 2022. The terms used in this Agreement shall have the meanings defined in the Terms of the CBs in Schedule 1 (hereinafter referred to as the "Terms of CBs") unless otherwise provided for in this Agreement or unless the context otherwise requires or unless the definitions set forth in Schedule 4. In addition, Schedule 1 to 3 attached at the end of this Agreement shall form an integral part of this Agreement.

Article 1   (Issue and Purchase)

1.	The Issuer shall issue the CBs on December 28, 2022 or the date agreed upon by the Issuer and the CB Holder which shall be within 30 days from the satisfaction of conditions precedent or waivers thereof by the CB Holder, in the event that any conditions precedent set forth in Paragraph 3 are not satisfied (the "Issue Date") pursuant to the Terms of CBs, and the CB Holder shall purchase the total number of the CBs under the terms and conditions of this Agreement.

2.	The payment for the CBs shall be made on the Issue Date.

Article 2   (Payment on the Payment Date)

Pursuant to the provisions of this Agreement, the CB Holder shall make payment to the Issuer on December 28, 2022, by remitting the amount to be paid in for the price of the CBs (JPY 500,000,000) to the following.

[***]

Article 3   (Conditions Precedent for Payment)

1.	The CB Holder shall perform its obligations set forth in Article 2 on the Issue Date, subject to all of the conditions set forth in the following items being satisfied; provided, however, that the CB Holder may, at its discretion, waive any of the conditions set forth herein:

(1)	Details of capital alliance (hereinafter referred to as the “Alliance Agreement”) are agreed separately between the Issuer and the CB Holders and the Capital Alliance Agreement remains in effect.

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(2)	As of the Issue Date, the Issuer maintains a listing on the NASDAQ Stock Exchange, on which the American Depository Receipts representing the Issuer's common shares are listed. Even in this case, this item shall not be satisfied if the Issuer did not take an appropriate appeal process in response to a notice stating that the Issuer hits delisting standards;

(3)	A written form of agreement whereby the exclusivity, which was granted to the Issuer by Matrix Industries, Inc. (hereinafter referred to as “Matrix”) under the Development and Production Agreement dated on August 4, 2020 and the Amendment to Development and Production Agreement dated on February 15, 2022, of [***] and [***], of a purchase right for modules made by Matrix ([***]), will be extended to [***] is executed, and Matrix may not sell or distribute modules manufactured by Matrix within such [***] and [***] under the exclusivity until [***].

(4)	The Issuer’s semi-annual report for the first half of the fiscal year of 2022 that is required for the Issuer to disclose under the listing rule of NASDAQ Stock Exchange and other rules or directions has been disclosed lawfully and effectively.

(5)	The representations and warranties of the Issuer as set forth in Paragraph 1 of Article 7 hereof and the Alliance Agreement are true and accurate in material respects as of the date of execution of this Agreement and the Issue Date;

(6)	The Issuer has performed or satisfied in a material respect the matters to be performed or satisfied by the Issuer by the Issue Date hereunder and the Alliance Agreement;

(7)	The board of directors of the Issuer has resolved to approve the issue of the CBs, and such resolution remains in effect.

(8)	The procedures required to duly and validly implement the issuance of the CBs have been duly and validly completed and remains in effect;

(9)	There is no lawsuit or the like pending or existing to seek injunction against whole or a part of the issuance of CBs, and there is no judicial or administrative decision or the like to the effect that this transaction is restricted or prohibited in whole or in part; and

(10)	For the period from the execution date of this Agreement to the Issue Date, no event that could have a material adverse effect on Issuer’s or its subsidiaries’ operation, financial conditions, operating results, cash flow, assets, liabilities, or business plan has occurred or been identified, and there is no likelihood of such event.

2.	The Issuer shall exert the best efforts to satisfy the conditions precedent set forth in the preceding paragraph by the Issue Date.

Article 4   (Transfer of CBs)

The CB Holder may not transfer the CBs to a third party, provided, however, that this shall not apply in case where the board of directors of the Issuer approves in writing in advance (even in such case, the transferee shall not be an anti-social force). In addition, this article shall not preclude the CB Holder from transferring common shares obtained after conversion of the CBs.

Article 5   (Non-Establishment of Bond Manager)

Pursuant to the proviso of Article 702 of the Companies Act, there is no bond manager being established for the CBs. The CB Holder shall manage the CBs and be responsible to take necessary acts to realize its own right.

Article 6   (Use of Funds)

The Issuer shall use the funds received through the payment of the CBs for the purpose of continuously developing MOTHER Bracelet developed by the Issuer, analyzing the data obtained therefrom, providing the services set forth in the Alliance Agreement to be concluded separately, and other matters agreed upon by the Issuer and the CB Holders.

Article 7   (Representations and Warranties)

1.	The Issuer represents and warrants to the CB Holder that the matters set forth in Schedule 2 are true and correct as of the date of execution of this Agreement and the date of payment (provided, however, that if the time of representation and warranty is specified in each item of Schedule 2, it shall apply at that time).

2.	The CB Holder represents and warrants to the Issuer that the matters set forth in Schedule 3 are true and correct as of the date of execution of this Agreement and the date of payment (provided, however, that if the time of representation and warranty is specified in each item of Exhibit 3, it shall apply at that time).

Article 8   (Covenants)

1.	The Issuer shall notify the CB Holder of any breach of the representations and warranties of the Issuer set forth in Paragraph 1 of Article 7, any breach of its obligations hereunder, or any receipt of notice issued by the U.S. Securities and Exchange Commission or the NASDAQ Stock Exchange of any breach of U.S. securities laws or any violation of listing rules, or any likelihood thereof.

2.	During the period from the execution date hereof to the issuance of the CBs, the Issuer shall execute its business operation, and manage and operate assets of each of the Issuer and its subsidiaries to the extent of the ordinary course of and substantially equivalent to the business being carried out prior to the execution date hereof.

3.	In the event that, after the issuance of common shares of the Issuer upon conversion of the CBs, the CB Holder acquires American depository receipts by depositing such common shares and the holding period for restriction on sale under the U.S. securities law attached to such American depository receipts has passed, the Issuer shall cooperate with procedures for registration of securities and other necessary legal procedures under the U.S. securities law so that such American depository receipts may be sold at any time the CB holder would intend.

4.	The CB Holder shall notify the Issuer of any breach of the representations and warranties of the CB Holder set forth in Paragraph 2 of Article 7, any breach of its obligations hereunder, or any likelihood thereof.

5.	In the event that the Issuer and the CB Holder agree that the Issue Date will be any date other than December 28, 2022 pursuant to Paragraph 1 of Article 1, the Issuer shall pass a resolution of the Board of Directors within three business days after the agreement.

6.	With respect to the purchase of the CBs, in the event that the CB Holder holds any material non-public information obtained from the Issuer, the CB Holder shall not sell, transfer, offer to transfer, or create a security interest on the CBs and common shares acquired after conversion of the CBs until such material non-public information is published by the Issuer.

Article 9   (Indemnification)

1.	In the event of any breach of the obligations of the Issuer under this Agreement or any breach of the representations and warranties of the Issuer set forth in Paragraph 1 of Article 7, the Issuer shall compensate or indemnify for any damages, losses or expenses (including reasonable attorney fees) suffered by the CB Holder. Any damages incurred by the Issuer or its subsidiaries arising out of or in connection with breach of Issuer’s representations and warranties hereunder or breach of Issuer’s duties hereunder shall be deemed as damages incurred by the CB Holders in accordance with the contribution ratio of the CB Holder to the Issuer calculated based on an assumption that all CBs were converted at the time of the issuance.

2.	In the event of any breach of the obligations of the CB Holder under this Agreement or any breach of the representations and warranties of the CB Holder set forth in Paragraph 2 of Article 7, the CB Holder shall compensate or indemnify for any damages, losses or expenses (including reasonable attorney fees) suffered by the Issuer.

Article 10   (Termination)

1.	In the event any of the following events occurs, the Issuer may terminate this Agreement by giving a written notice to the CB Holder, provided, however, that the Issuer may no longer terminate after the CBs have been issued:

(1)	There is any CB Holder’s material breach of obligations under this Agreement and such breach is not cured within 10 business days from the date of a demand made by the Issuer to the CB Holder in writing;

(2)	Any material breach of the representations or warranties of the CB Holder under Paragraph 2 of Article 7 occurs, and results in impracticability to maintain essential terms of the representations or warranties; and

(3)	A petition has been filed against the CB Holder for commencement of bankruptcy proceedings, etc.

(4)	No payment for the CBs was made by March 31, 2023 without any reason attributable to the CB Holder.

2.	In the event of any of the following events occurs, the CB Holder may terminate this Agreement by giving a written notice to the Issuer, provided, however, that the CB Holder may no longer terminate after the CBs have been issued:

(1)	There is any Issuer’s material breach of obligations under this Agreement and, such breach is not cured within 10 business days from the date of a demand made by the CB Holder to the Issuer in writing;

(2)	Any material breach of the representation or warranty of the Issuer under Paragraph 1 of Article 7 occurs, and results in impracticability to maintain the essential terms of the representations or warranties; and

(3)	A petition has been filed against the Issuer for commencement of bankruptcy proceedings, etc.

3.	Termination of this Agreement shall be permitted in accordance with this article and for the whole of this Agreement only. Unless processed under this article, the parties hereto shall not terminate this Agreement, nor shall the parties terminate this Agreement in part, regardless of any breach of contract, nonconformity to terms of contract, tort, statutory liability, or any other cause of action.

4.	Claims for damages or indemnification under Article 9 shall not be prevented by termination of this Agreement under this article.

Article 11   (Exclusion of Antisocial Forces)

1.	The Issuer and the CB Holder represent and warrant to the other party, as of the execution date hereof and the Issue Date, that it does not fall within categories of any anti-social force and assures that it will not fall within those categories in future.

2.	The Issuer and the CB Holder shall not engage in anti-social activities by themselves or by using a third party on or after the date of this Agreement.

3.	In the event the Issuer or the CB Holder falls within categories set forth in Paragraph 1, conducts or has any third party conduct any act falling under the preceding paragraph, or is found that the representations and warranties under the provision of Paragraph 1 are not true at the time when such representations and warranties were made, the breaching party shall immediately compensate damages suffered by the other party due to the breach of such assurance or false in the representations and warranties to the reasonable extent of causation.

4.	In the case where damage or the like is caused to a breaching party by or in connection with acceleration of any obligations as a result of the breach of Paragraph 1 and Paragraph 2, such breaching party may not make any claim to the other party.

Article 12   (Confidentiality)

The Issuer and the CB Holder shall not divulge to any third party (excluding, but limited to the extent of business needs, the Issuer’s and CB Holder’s directors and other officers, employees, attorneys-at-law, certified public accountants, certified tax expert, judicial scriveners and other advisers, the Issuer’s and the CB Holder’s affiliated companies) the existence and descriptions of this Agreement and the information of the other party obtained in connection with this Agreement, and shall not use it for any purpose other than the performance of its obligations under this Agreement. Provided, however, that the foregoing shall not apply where such disclosure is required under applicable laws and regulations, orders or instructions from administrative authorities, or rules of stock exchanges, or where such disclosure is made after receiving prior written consent from the other party and concluding a confidentiality agreement that is reasonably satisfactory to the other party.

2.	The preceding paragraph shall not apply to the following information:

(1)	information that is already publicly available at the time of disclosure by the discloser;

(2)	information that becomes publicly available for a reason not attributable to the recipient after the disclosure of such information;

(3)	information known to the recipient before the disclosure; or

(4)	information obtained from a third party with legitimate rights, without being imposed confidential obligation on.

Article 13   (Notification Pursuant to the Financial Instruments and Exchange Act)

Pursuant to Article 23-13(4) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter referred to as the "FIEA"), the Issuer notifies the CB Holder of the following matters:

(1)	With regard to the CBs, the solicitation of offers to acquire pertaining to the issuance of the CBs falls under the category of solicitation to a small number of investors prescribed in Article 23-13(4)(i)(a) of the FIEA (Article 2(3)(ii)(c) of the FIEA) and no registration statement has been made under Article 4(1) of the FIEA in connection with the solicitation of offers to acquire.

(2)	The CBs may not be split in the nature of CBs.

Article 14   (Governing Law, Jurisdiction, etc.)

1.	The rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Japan.

2.	The parties hereto agree that the Tokyo District Court shall be the exclusive jurisdictional court of first instance for litigation and other legal proceedings relating to this Agreement or the rights and obligations of the parties hereunder.

3.	Any matters not stipulated in this Agreement shall be determined through consultation in good faith between the Issuer and the CB Holder.

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IN WITNESS WHEREOF, two original copies of this Agreement shall be executed, signed and sealed, and each party shall retain one copy.

December 9, 2022

2-3-1, Daiba, Minato-ku, Tokyo

Issuer:                                        MEDIROM Healthcare Technologies Inc.

/s/ Kouji Eguchi, Representative Director

1-4-28, Mita, Minato-ku, Tokyo

CB Holder:                               Kufu Company Inc.

/s/ Yoshiteru Akita, Chief Executive Officer

(Schedule 1)

Terms of CBs

As attached

(Schedule 2)

Issuer's Representations and Warranties

As attached.

(Schedule 3)

CB Holder’s Representations and Warranties

As attached.

(Schedule 4)

Definitions

As Attached